UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	000-55218
Washington, D.C. 20549
CUSIP NUMBER
FORM 12b-25	89846A 108

NOTIFICATION OF LATE FILING

(Check One):	.Form 10-K	.Form 20-F	.Form 11-K	X .Form 10-Q	.Form 10-D	.Form N-SAR	.Form N-CSR

For Period Ended:  June 30, 2014

      .Transition Report on Form 10-K

      .Transition Report on Form 20-F

      .Transition Report on Form 11-K

      .Transition Report on Form 10-Q

      .Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TRXADE GROUP, INC.
Full Name of Registrant

Former Name if Applicable

17537 Darby Lane
Address of Principal Executive Office (Street and Number)

Lutz, Florida 33558
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  X .

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not been able to compile all of the requisite formatted financial data and narrative information necessary for it to have sufficient time to complete its Quarterly Report on Form 10-Q for the interim period ended June 30, 2014 without unreasonable effort or expense. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by the Exchange Act Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Suren Ajjarapu	800	261-0281
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  X . No      .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRXADE GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2014

By /s/ Howard Doss

Howard Doss

Chief Financial Officer

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